UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TradeUP Acquisition Corp.

(Name of Issuer)

Common stock, $0.0001 par value

(Title of Class of Securities)

89268A107

(CUSIP Number)

March 4, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	89268A107

1	Names of Reporting Persons
Jianwei Li
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
China

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
141,970
	6	Shared Voting Power
1,111,760
	7	Sole Dispositive Power
141,970
	8	Shared Dispositive Power
1,111,760

9	Aggregate Amount Beneficially Owned by Each Reporting Person
1,253,730
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
26.44%
12	Type of Reporting Person (See Instructions)
CO

 Explanatory Note

This amendment No. 1 (the “Amendment”) to the Schedule 13G is filed to amend and supplement the statement on Schedule 13G, initially filed with the Securities and Exchange Commission (the “SEC”) on July 22, 2021 ( the “Schedule 13G”).

This Amendment is being filed by Mr. Jianwei Li (“Li”), the manager of TradeUP Acquisition Sponsor LLC, a Delaware limited liability company (the “Sponsor”), relating to shares of common stock, par value $0.0001 per share (the “Common Stock”) of TradeUP Acquisition Corp., a Delaware corporation (the “Company” or the “Registrant”). The person having voting, dispositive or investment powers over the Sponsor is Li.

This Amendment is being filed because the shares of Common Stock beneficially owned Li has increased by an amount in excess of one percent of the total number of shares of Common Stock outstanding. Except as otherwise set forth in this Amendment, the information set forth in the Schedule 13G remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Schedule 13D.

Item 1.

(a)	Name of Issuer:

TradeUP Acquisition Corp. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

437 Madison Avenue 27th Floor

New York, New York 10022

Item 2.

(a)	Name of Person Filing:

The name of the person filing this statement on Schedule 13G is Jianwei Li

Jianwei Li is the manager of TradeUP Acquisition Sponsor LLC.

(b)	Address of Principal Business Office or, if None, Residence:

c/o TradeUP Acquisition Corp., 437 Madison Avenue 27th Floor, New York, New York 10022

(c)	Citizenship: China

(d)	Title and Class of Securities:

Common stock, par value $0.0001 per share (“Common Stock”)

(e)	CUSIP No.: 89268A107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned:

Jianwei Li beneficially owns 141,970 shares shares of Common Stock and may be deemed to beneficially own 1,111,760 shares of Common Stock held by TradeUP Acquisition Sponsor LLC. As a result, Jianwei Li in aggregate beneficially owns 1,253,730 shares of Common Stock.

(b)	Percent of Class:

Jianwei Li beneficially owns 2.99%* of issued and outstanding shares of Common Stock and may be deemed to beneficially own 23.44%* of issued and outstanding shares of Common Stock of the Issuer held by TradeUP Acquisition Sponsor LLC. As a result, Jianwei Li in aggregate beneficially owns 26.44%* of issued and outstanding shares of Common Stock

*The percentage is based on the information as reported in the Issuer’s Registration Statement (File No. 333- 253322) declared effective by the Securities and Exchange Commission (the “SEC”) on July 14, 2021 and Form 8-K filed by the Issuer on July 22, 2021.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 141,970

(ii)	Shared power to vote or to direct the vote: 1,111,760

(iii)	Sole power to dispose or to direct the disposition of: 141,970

(iv)	Shared power to dispose or to direct the disposition of: 1,111,760

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

The Reporting Person hereby makes and the following certification:

By signing below the Reporting Person certifies that, to the best of such Reporting Person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2022

/s/ Jianwei Li
Name:	Jianwei Li